SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 7)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
THE HOME DEPOT, INC.
(Name of Subject Company (Issuer))
THE HOME DEPOT, INC.
(Names of Filing Persons (Issuer and Offeror))
Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)
437076102
(CUSIP Number of Class of Securities)
Jack A. VanWoerkom
Executive Vice President, General Counsel and Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road, S.E.
Atlanta, Georgia 30339
(770) 433-8211
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Copy to:

John J. Kelley III	Morton A. Pierce
Jeffrey M. Stein	Frank Adams
King & Spalding LLP	Dewey Ballantine LLP
1180 Peachtree Street	1301 Avenue of the Americas
Atlanta, Georgia 30309	New York, New York 10019
(404) 572-4600	(404) 259-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,000,000,000	$337,700
       * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 250 million shares of common stock at the initial maximum tender offer price of $44.00 per share.
     ** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.
     ☑ Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $337,700	Filing Party: The Home Depot, Inc.
Form or Registration No.: Schedule TO/005-33175	Date Filed: July 10, 2007
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transaction to which the statement relates:
     ☐ third party tender offer subject to Rule 14d-1.
     ☑ issuer tender offer subject to Rule 13e-4.
     ☐ going private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
     This Amendment No. 7 supplements and amends the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by The Home Depot, Inc., a Delaware corporation, with the Securities and Exchange Commission on July 10, 2007, relating to its offer (the “Offer”) to purchase up to 250,000,000 shares of its common stock, par value $0.05 per share. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated July 10, 2007, as amended and supplemented (the “Offer to Purchase”), and the related Amended Letter of Transmittal.
     The information contained in the Offer to Purchase and the related Amended Letter of Transmittal is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment No. 7 is filed to incorporate the Company’s press release dated September 10, 2007, which announced the final results of the Offer.
ITEM 11. ADDITIONAL INFORMATION.
     Item 11 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:
     “On September 10, 2007, the Company issued a press release announcing the final results of the Offer which expired at 5:00 p.m. New York City time on Friday, August 31, 2007. A copy of the press release is filed as Exhibit (a)(5)(N) and is incorporated herein by reference.”
ITEM 12. EXHIBITS.
     Item 12 of the Schedule TO is hereby amended by adding the following exhibit:
(a)(5)(N)*       Press Release dated September 10, 2007
* Filed herewith.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2007	THE HOME DEPOT, INC.

	By:	/s/ Jack A. VanWoerkom

Name: Jack A. VanWoerkom
Title: Executive Vice President, General Counsel and Corporate Secretary

Exhibit Index

(a)(1)(A)	Offer to Purchase, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(A)]
(a)(1)(B)	Letter of Transmittal [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(B)]
(a)(1)(C)	Notice of Guaranteed Delivery [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(C)]
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(D)]
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(E)]
(a)(1)(F)	Letter to participants in FutureBuilder Plans, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(F)]
(a)(1)(G)	Withdrawal form provided to participants in FutureBuilder Plans [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(G)]
(a)(1)(H)	Election form provided to participants in FutureBuilder Plans [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(H)]
(a)(1)(I)	Letter to participants in Canada Plans, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(I)]
(a)(1)(J)	Withdrawal form provided to participants in Canada Plans [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(J)]
(a)(1)(K)	Election form provided to participants in Canada Plans [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(K)]
(a)(1)(L)	Letter to participants in the Employee Stock Purchase Plans, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(L)]
(a)(1)(M)	Withdrawal form provided to participants in the Employee Stock Purchase Plans [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(M)]
(a)(1)(N)	Election form provided to participants in the Employee Stock Purchase Plans [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(N)]
(a)(1)(O)	Letter provided to Equity Plan participants, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(O)]
(a)(1)(P)	Letter to Option Holders from The Home Depot, Inc., dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(1)(P)]
(a)(1)(Q)	Letter to Option Holders from The Home Depot, Inc., dated July 11, 2007 [Designated on Amendment No. 1 to Schedule TO filed on July 11, 2007 as Exhibit (a)(1)(Q)]
(a)(1)(R)	Supplement to Offer to Purchase, dated August 10, 2007 [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(R)]
(a)(1)(S)	Amended Letter of Transmittal [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(S)]
(a)(1)(T)	Amended Notice of Guaranteed Delivery [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(T)]
(a)(1)(U)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 10, 2007 [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(U)]
(a)(1)(V)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 10, 2007 [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(V)]
(a)(1)(W)	Letter to participants in FutureBuilder Plans, dated August 10, 2007 [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(W)]
(a)(1)(X)	Amended election form provided to participants in FutureBuilder Plans [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(X)]
(a)(1)(Y)	Letter to participants in Canada Plans, dated August 10, 2007 [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(Y)]
(a)(1)(Z)	Amended election form provided to participants in Canada Plans [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(Z)]
(a)(1)(AA)	Letter to participants in Employee Stock Purchase Plan, dated August 10, 2007 [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(AA)]
(a)(1)(BB)	Amended election form provided to participants in the Employee Stock Purchase Plan [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(BB)]
(a)(1)(CC)	Letter to option holders from The Home Depot, Inc., dated August 10, 2007 [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (a)(1)(CC)]
(a)(2)	Not Applicable
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)(A)	Press Release, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(5)(A)]
(a)(5)(B)	Summary Advertisement, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(5)(B)]
(a)(5)(C)	Communication to Associates from Frank Blake, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(5)(C)]
(a)(5)(D)	Communications to Designated Associates, dated July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(5)(D)]
(a)(5)(E)	Transcript from July 10, 2007 Investor Conference [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(5)(E)]
(a)(5)(F)	Slides presented at Investor Conference on July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(5)(F)]
(a)(5)(G)	Communication and Talking Points for Human Resources Managers, July 10, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (a)(5)(G)]
(a)(5)(H)	Press Release dated August 9, 2007 [Designated on Amendment No. 2 to Schedule TO filed on August 9, 2007 as Exhibit (a)(5)(H)]
(a)(5)(I)	Communication to Associates from Frank Blake, dated August 9, 2007 [Designated on Amendment No. 2 to Schedule TO filed on August 9, 2007 as Exhibit (a)(5)(I)]
(a)(5)(J)	Press Release dated August 14, 2007 [Designated on Amendment No. 4 to Schedule TO filed on August 14, 2007 as Exhibit (a)(5)(J)]
(a)(5)(K)	Transcript from August 14, 2007 Earnings Conference Call [Designated on Amendment No. 4 to Schedule TO filed on August 14, 2007 as Exhibit (a)(5)(K)]
(a)(5)(L)	Press Release, dated August 30, 2007 [Designated on Amendment No. 5 to Schedule TO filed on August 30, 2007 as Exhibit (a)(5)(L)]
(a)(5)(M)	Press Release, dated September 4, 2007 [Designated on Amendment No. 6 to Schedule TO filed on September 4, 2007 as Exhibit (a)(5)(M)]
(a)(5)(N)*	Press Release, dated September 10, 2007
(b)(1)	Tender Offer Financing Facility Commitment Letter between The Home Depot, Inc., Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates, dated July 9, 2007 [Designated on Schedule TO filed on July 10, 2007 as Exhibit (b)]
(b)(2)	Amendment No.1 to Tender Offer Financing Facility Commitment Letter between The Home Depot, Inc., Lehman Commercial Paper Inc., Merrill Lynch

Capital Corporation and certain of their affiliates, dated August 10, 2007 [Designated on Amendment No. 3 to Schedule TO filed on August 10, 2007 as Exhibit (b)(2)]
(b)(3)	Credit Agreement between The Home Depot, Inc., Lehman Commercial Paper Inc., Merrill Lynch Capital Corporation and certain of their affiliates, dated August 28, 2007 [Designated on Amendment No. 5 to Schedule TO filed on August 30, 2007 as Exhibit (b)(3)]
(c)	Not Applicable
(d)(1)	2005 Omnibus Stock Incentive Plan [Form 8-K filed on May 27, 2005, Exhibit 10.8]
(d)(2)	1997 Omnibus Stock Incentive Plan [Form 10-Q for the fiscal quarter ended August 4, 2002, Exhibit 10.1]
(d)(3)	The Home Depot, Inc. Amended and Restated Employee Stock Purchase Plan, as amended and restated effective July 1, 2004 [Form 10-Q for the fiscal quarter ended November 2, 2003, Exhibit 10.1]
(d)(4)	Amendment No.1 to The Home Depot, Inc. Amended and Restated Employee Stock Purchase Plan, effective July 1, 2004 [Form 10-Q for the fiscal quarter ended August 1, 2004, Exhibit 10.2]
(d)(5)	The Home Depot, Inc. Non-U.S. Employee Stock Purchase Program [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.36]
(d)(6)	The Home Depot FutureBuilder, a 401(k) and Stock Ownership Plan, as amended and restated effective July 1, 2004 [Form 10-Q for the fiscal quarter ended October 31, 2004, Exhibit 10.5]
(d)(7)	The Home Depot Future Builder Restoration Plan [Form 10-K for the fiscal year ended January 28, 2001, Exhibit 10.10]
(d)(8)	Third Amendment to The Home Depot Future Builder Restoration Plan, effective March 1, 2005 [Form 10-Q for the fiscal quarter ended August 1, 2004, Exhibit 10.1]
(d)(9)	The Home Depot FutureBuilder for Puerto Rico [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.35]
(d)(10)	First Amendment to The Home Depot FutureBuilder for Puerto Rico, effective July 5, 2004 [Form S-8 (File No. 333-125332) filed May 27, 2005, Exhibit 10.3]
(d)(11)	The Home Depot, Inc. Non-Employee Directors’ Deferred Compensation Plan [Form 10-K for the fiscal year ended February 2, 2003, Exhibit 10.37]
(d)(12)	DepotDirect Prospectus [Form S-3 filed on February 13, 2006]
(e)	Not Applicable
(f)	Not Applicable
(g)	Not Applicable
(h)	Not Applicable
* Filed herewith.